IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE



SPRINGBOK CAPITAL ONSHORE, LLC,                 )
GAVIN SAITOWITZ, EDWARD GAGE                    )
and ROBERT S. EVERETT, individually,            )
and GAVIN SAITOWITZ and                         )
SPRINGBOK CAPITAL ONSHORE, LLC,                 )
derivatively on behalf of MCG CAPITAL           )
CORPORATION,                                    )
                                                )
                           Plaintiffs,          )
                                                )
         v.                                     )
                                                )
STEVEN F. TUNNEY, JEFFREY                       )    Civil Action No.
BUCHER, EDWARD CIVERA, A. JEFFREY HUGH          )                    ---------
EWING, III, KIM D. KELLY, ROBERT J.             )
MERRICK, WALLACE B. MILLNER, III,               )
RICHARD W. NEU, KENNETH                         )
O'KEEFE, B. HAGEN SAVILLE,                      )
                                                )
                           Defendants,          )
                                                )
and MCG CAPITAL CORPORATION, a                  )
Delaware corporation,                           )
                                                )
                           Nominal Defendant




            VERIFIED COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

          Plaintiffs Springbok Capital Onshore, LLC ("Springbok Onshore"), Gavin Saitowitz, Edward Gage and Robert S. Everett (collectively, "Plaintiffs"), by and through their attorneys, Richards, Layton & Finger, P.A. and Schulte Roth & Zabel LLP, plead as and for their Verified Complaint for Declaratory and Injunctive relief against Defendants:

          1. This action for declaratory and injunctive relief arises from Defendants' brazen attempt to entrench themselves as directors of MCG Capital Corporation ("MCG" or the "Company") by implementing and applying unnecessary and illegitimate amendments to MCG's by-laws to bar Mr. Saitowitz and Springbok Onshore from nominating Messrs. Saitowitz, Gage and Everett for election to MCG's Board of Directors (the "Board") at the Company's upcoming annual shareholder meeting. On November 20, 2008, Springbok Capital Management, LLC, Springbok Capital Master Fund, LP, Soundpost Partners, LP ("Soundpost") and Lyrical Partners, L.P. ("Lyrical"), as well as their managing members (collectively, the "Group"), filed a Schedule 13-D with the United States Securities and Exchange Commission (the "SEC") in which they disclosed that they had formed a group, which collectively owned 9.7% of MCG's stock, and were considering taking steps to alter the composition of MCG's Board in order to better ensure that shareholders' interests were being afforded appropriate consideration by the Company.

          2. The following day, November 21, Mr. Saitowitz, the managing member of Springbok, forwarded the 13-D to the Company and, on behalf of the Group, requested a meeting with senior management. In response, the Company acknowledged receipt of the letter, deferred scheduling a meeting, and asserted that the Group was not in compliance with certain shareholder ownership limitations imposed by the Investment Company Act of 1940 (the "1940 Act"), which was applicable to the Company because it was a Business Development Company. Then, before meeting with the Group, Defendants hastily amended the Company's by-laws to require, among other things, that (1) shareholders nominating persons for election to the Board be in compliance with the ownership limitations set forth in the 1940 Act (the "1940 Act By-Law") and (2) nominees for election to the Board must disclose all compensation arrangements they have with


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


the nominating shareholder, or any of its affiliates (the "Compensation Disclosure By-Law" and, with the 1940 Act By-Law, the "Nomination By-Laws").

          3. The primary purpose of the Nomination By-Laws was to prevent the Group, consisting of private investment funds, from challenging the composition of the Board. Defendants have purportedly relied upon the Nomination By-Laws in discriminatorily finding that Mr. Saitowitz and Springbok Onshore are ineligible to make director nominations, and that two of the Group's three nominees are ineligible to stand for election for failure to disclose compensation-related information. However, the Company's application of the 1940 Act By-Law's requirement that director nominations be made only by a shareholder in compliance with the 1940 Act is plainly improper with respect to Mr. Saitowitz, because Mr. Saitowitz is an individual who is not subject to the 1940 Act. Moreover, even if the 1940 Act did apply to Mr. Saitowitz, Defendants' use of the 1940 Act By-Law to block the nominations by Mr. Saitowitz and Springbok Onshore is patently improper: Mr. Saitowitz and Springbok Onshore are in compliance with the 1940 Act as the by-law requires, and the by-law serves principally as a mechanism of entrenchment.

          4. Similarly, there is no legitimate basis for the Company to use the Compensation Disclosure By-Law to block Mr. Saitowitz's and Mr. Gage's nominations, because all relevant information about their affiliations has been disclosed to the Company and its shareholders, and the primary purpose accomplished by the by-law is to discriminatorily require Mr. Saitowitz and Mr. Gage to disclose their confidential, proprietary compensation information in order to deter them from challenging Defendants' incumbency. Furthermore, Mr. Saitowitz, in an attempt to address any concerns Defendants may have had regarding Mr. Saitowitz's and Mr. Gage's compensation arrangements, and to permit the Company to


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


determine whether in fact the requested information would be relevant to the other shareholders - which Plaintiffs do not believe it would be - Mr. Saitowitz offered to disclose his and Mr. Gage's compensation arrangements to the Company, provided MCG executed a confidentiality and non-disclosure agreement. The Company refused, proving that it had no interest in the actual information, but instead sought to prevent the Plaintiffs from challenging Defendants.

          5. The Nomination By-Laws are nothing more than mechanisms of entrenchment that Defendants manufactured to inequitably disenfranchise the Group. As such, they should be declared inapplicable and/or unenforceable against Plaintiffs, and Defendants should be permanently enjoined from utilizing those by-laws to block the nomination of Messrs. Saitowitz, Gage and Everett for election to the Board.

                                  THE PARTIES

          6. Plaintiff Springbok Onshore is a limited liability company organized under Delaware law. Springbok Onshore is the record owner of 100 shares of MCG common stock, par value $.01 per share, and the beneficial owner of 711,551 shares of MCG common stock. Springbok Onshore, individually and jointly with Mr. Saitowitz, is the nominating shareholder of Messrs. Saitowitz, Gage and Everett, and brings this action both on its own behalf and derivatively on behalf of the Company.

          7. Plaintiff Gavin Saitowitz is a nominee for election to the Board and, individually and jointly with Springbok Onshore, is the nominating shareholder for himself, Mr. Gage and Mr. Everett. Mr. Saitowitz is the record owner of 1,000 shares of MCG common stock, par value $.01 per share. Mr. Saitowitz is a Managing Member of Plaintiff Springbok Onshore, as well as the Managing Member of Springbok Capital Management, LLC, the investment manager of Springbok Capital Investors, LP, Springbok Capital Offshore, Ltd. and Springbok Capital Master Fund, L.P. (collectively, the "Springbok Entities"), which collectively


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


beneficially own 1,129,763 shares of MCG common stock, or approximately 1.5% of MCG's outstanding common shares. Mr. Saitowitz, as principal of the Springbok Entities, is the beneficial owner of all of the shares of MCG common stock owned by the Springbok Entities. Mr. Saitowitz is not an investment company within the meaning of the 1940 Act; he brings this action both in his individual capacity and derivatively on behalf of the Company.

          8. Both Mr. Saitowitz and Springbok Onshore are part of a group of MCG shareholders that was formed to cooperate with respect to their investments in MCG. The Group presently consists of Springbok Onshore, the Springbok Entities, Lyrical and Soundpost, as well as their respective principals Gavin Saitowitz, Jaime Lester and Jeffrey Keswin. In the aggregate, the Group beneficially owns 7,554,600 shares of MCG common stock, or approximately 9.9% of the Company's outstanding shares. No individual or individual entity within the Group own in excess of 3% of MCG's outstanding common stock. All relevant information relating to the Group's beneficial ownership of MCG's common stock, as well as the Group's agreement with respect to the shares they beneficially own, are set forth in a Form 13-D filed by the Group with the SEC on November 20, 2008 (the "13-D"), and a Form 13-D/A filed by the Group with the SEC on January 21, 2009 (the "Amended 13-D"). As described therein, all of the Group members may be deemed to be the beneficial owners of all of the shares beneficially owned by the Group.

          9. Plaintiff Edward Gage is a nominee for election to the Board. Mr. Gage is Chief Financial Officer of Lyrical, and brings this action in his individual capacity.

          10. Plaintiff Robert S. Everett is a nominee for election to the Board. Mr. Everett is a business consultant, and has no affiliation with any member of the Group. He also brings this action in his individual capacity.


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


          11. Each of the Defendants is a director of the Company. In addition, Defendant Tunney is Chief Executive Officer of MCG, Defendant Merrick is the Company's Chief Investment Officer, and Defendant Saville is its Executive Vice President of Business Development. The terms of three of the Board's non-management directors - Defendants Bucher, Ewing, and O'Keefe - expire in 2009. On information and belief, those directors intend to run for re-election to the Board at the Company's upcoming annual shareholder meeting and thus have a direct interest in whether Messrs. Saitowitz, Gage and Everett are eligible for election at that meeting. All of the Defendants are being sued in their capacity as directors.

          12. Nominal Defendant MCG is a business development company incorporated under the laws of Delaware. The Company has announced that it expects to hold its annual meeting for the election of directors in May 2009, but no specific date has been noticed at this time.

                               FACTUAL BACKGROUND

          13. Mr. Saitowitz and the Springbok Entities have been shareholders of MCG since approximately August 13, 2008, when they began acquiring MCG shares in the belief that they were undervalued and represented an attractive investment opportunity. Over the past year, MCG's shareholders have witnessed a precipitous decline in the value of their investment. Indeed, since February 27, 2008, when MCG's common stock closed at $13.61 per share, MCG's share price has plummeted 95% to close at $0.68 per share on February 6, 2009. This decline is MORE THAN 50% greater than the average decline experienced by MCG's peers during that same period.

          14. Extensive due diligence by the Group has revealed there to be numerous and substantial missteps and faults by the officers of the Company and under the authority of the Board that have led to such a stunning diminution of value (both absolutely and relatively).

Aggrieved shareholders deserve to hear the details of mismanagement, fiscal irresponsibility, unjust compensation, destruction of capital market confidence and breach of fiduciary duties that have left the Company where it is today. Those arguments deserve to be aired during a democratic election contest, which Defendants seek to prevent.

          15. In light of the dramatic deterioration in the value of MCG's common stock, in November 2008 Mr. Saitowitz, together with the principals of Lyrical and Soundpost, formed the Group. The Group's primary objective was to engage management and/or the Board in a discussion of strategic alternatives identified by Mr. Saitowitz and the Springbok Entities that were aimed at enhancing shareholder value.

          16. To that end, on November 21, 2008, Mr. Saitowitz wrote Defendant Tunney and Stephen Bacica, Executive Vice President and Chief Financial Officer of MCG, requesting a meeting between management and representatives of the Group "to discuss various alternatives to significantly enhance stockholder value." Mr. Saitowitz also attached a copy of the Group's 13-D, which plainly set forth the alternatives the Group was considering, including potentially altering the composition of the Board and/or replacing management.

          17. Defendant Tunney responded on November 25, 2008 to Mr. Saitowitz's request for a meeting, indicating that someone would contact Mr. Saitowitz "next week to arrange a mutually convenient date and other details." In his letter, Defendant Tunney did not mention anything having to do with the enhancement of stockholder value. Instead, he made a thinly-veiled accusation that the Springbok Entities, Lyrical and Soundpost were in violation of the 1940 Act's prohibition against an investment company owning more than 3% of a business development company (such as MCG), and restrictions against certain affiliated transactions.


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


          18. In response, by letter dated December 3, 2008, Mr. Saitowitz assured Defendant Tunney that the Group was well aware of the 3% ownership limitation imposed by Section 12(d)(1)(A) of the 1940 Act, and explained that the Group was in compliance with those limitations because (1) "no single private investment fund in our group, either alone or together with any fund it controls, owns more than 3% of the company's stock"; (2) the 1940 Act does not require aggregation among funds' ownership simply because they are affiliated; and (3) the Group did not meet the "affiliated person" definition in the 1940 Act and, in any event, no affiliated transaction restriction was implicated by the Group's ownership of MCG shares. Moreover, Mr. Saitowitz reiterated his request for a meeting to discuss strategic alternatives for the Company.

          19. Defendant Tunney finally contacted Mr. Saitowitz on Friday, December 5, 2008, offering to schedule a meeting, which was tentatively arranged for December 18, 2008. Prior thereto, on December 10, 2008, MCG's outside counsel, Wachtell, Lipton, Rosen & Katz ("Wachtell"), sent a letter on MCG's behalf, asserting that Soundpost and Lyrical, individually, and the Group, collectively, violated the 1940 Act because they allegedly beneficially owned more than 3% of MCG's outstanding stock (the "Wachtell Letter").

               DEFENDANTS ADOPT THE NOMINATION BY-LAWS TO PREVENT
            PLAINTIFFS FROM CHALLENGING THE COMPOSITION OF THE BOARD

          20. Unbeknownst to Plaintiffs, at or about the same time Defendants were engaging Mr. Saitowitz in a dialogue about the Group's alleged noncompliance with the 1940 Act, Defendants were hastily and, without appropriate deliberation, working to re-write the Company's by-laws to prevent Mr. Saitowitz and the Group from exercising their rights as shareholders to nominate candidates to replace certain of the current directors.


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


          21. As reflected in a Form 8-K filed by the Company on December 16, 2008, effective as of December 10, 2008 - the same date on which the Wachtell Letter was sent to Mr. Saitowitz and only three weeks after the Group initially contacted the Company - Defendants adopted the Amended and Restated Bylaws of MCG Capital Corporation (the "Amended By-Laws"). The Amended By-Laws contain, among other things, two amendments that were adopted specifically in an effort to block and/or deter the Group from nominating any person for election to the Board - the 1940 Act By-Law and the Compensation Disclosure By-Law. Neither by-law serves any legitimate or compelling business purpose, and both were plainly adopted primarily to entrench Defendants and disenfranchise the Group.

THE 1940 ACT BY-LAW

          22. Prior to the Group's disclosure that it might nominate individuals for election to the Board of Directors, such nominations could be made pursuant to Article II, Section 11 of the Company's by-laws "by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 11 and on the record date for the determination of stockholders entitled to vote at such meeting, and (ii) who complies with the notice procedures set forth in this Section 11." However, subsequent to the Group's disclosure of its intentions, and seizing upon the meritless allegation that the Group does not comply with the ownership limitations of the 1940 Act, Defendants hastily added to the nomination eligibility requirements of the by-laws a purported requirement that nominating stockholders be in compliance with the 1940 Act, in an effort to entrench themselves and prevent the Group from nominating persons to the Board.


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


          23. Defendants amended Article II, Section 11 of the Company's by-laws as follows (emphasis added):

          For nominations of persons for election to the Board of Directors to be properly made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as provided under Section 3 of this Article II, ... (b) by any stockholder of the [Company] (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 11 and on the record date for the determination of stockholders entitled to vote at such meeting, (ii) is entitled to vote at such meeting, (iii) for so long as the [Company] elects to be a "business development company" (as such term is used in the [1940 Act]), WHO COMPLIES WITH ALL APPLICABLE LIMITATIONS ON OWNERSHIP CONTAINED IN THE 1940 ACT AND RULES AND REGULATIONS PROMULGATED THEREUNDER and (iv) who complies with the procedures set forth in Article II of these Bylaws.

          24. The 1940 Act By-Law was enacted to provide Defendants with a pretext for denying the members of the Group the ability to exercise their statutory right to participate in the corporate democracy. That purpose is neither legitimate nor compelling. Given that the 1940 Act By-Law was adopted at exactly the same time that Defendant Tunney and Wachtell were challenging the Group's compliance with the 1940 Act, there can be no question that the 1940 Act By-Law was specifically, and discriminatorily, directed at the Group.

THE COMPENSATION DISCLOSURE BY-LAW

          25. In addition to the 1940 Act By-Law, Defendants inserted into the Amended By-Laws a requirement that each person nominated for election to the Board must disclose, among other things, all compensation received by such person from the beneficial owner making the nominations during the past three years. This disclosure requirement also appears in Article II, Section 11 of the Amended By-Laws, and provides that:

               To be in proper written form, a stockholder's notice to the Secretary must set forth . . . (c) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and


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


               any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant
               ... .

          26. As written and applied by Defendants, the Compensation Disclosure By-Law requires any nominating shareholder to disclose every compensatory and monetary arrangement between themselves and their affiliates and associates, on the one hand, and their nominees, on the other, including such things as health care packages and other non-monetary forms of indirect compensation. However, this requirement grossly exceeds any disclosure requirement imposed under the law, and, as adopted and applied by Defendants, serves no legitimate purpose.

          27. Prior to the amendment of the Company's by-laws, no such broad compensation disclosure requirement was imposed on non-management director nominees. It was only after three private investment funds indicated an intention to exercise their right to make director nominations that Defendants all of a sudden took the view that compensation information was relevant to a person's suitability to serve on the Board.

          28. The adoption of the Compensation Disclosure By-Law was plainly aimed at chilling Plaintiffs' participation in the corporate democracy, as it is well known that private investments funds, such as the members of the Group, consider compensation information proprietary and highly confidential.


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          29.  What is more, because compensation in the private investment fund setting is largely based on the performance of the underlying fund(s), there is no way to make a meaningful compensation disclosure without effectively revealing how the fund has performed, which again is highly confidential, proprietary information that generally is not disclosed absent a non-disclosure agreement. Indeed, as Defendants most certainly know, it is standard practice in the private investment fund industry to require non-disclosure agreements before any such information will be shared with prospective investors. In fact, Mr. Saitowitz offered to disclose his and Mr. Gage's compensation arrangements to the Company, provided MCG executed a confidentiality and non-disclosure agreement. The Company refused, demonstrating that it had no interest in the actual information, but instead sought to prevent Plaintiffs from challenging Defendants.

          30. The Compensation Disclosure By-Law was designed for the purpose of discriminating against shareholders who are private investment funds, like the members of the Group, because it requires them to fundamentally change the way they conduct their OWN business as a prerequisite to exercising one of their most fundamental rights as shareholders of the Company - the right to effect the composition of the Board by presenting their own director nominees.

          31. The information required to be disclosed pursuant to the Compensation Disclosure By-Law far exceeds any information necessary to permit the Company's shareholders to appropriately evaluate the nominees for election to the Board. The only information necessary for a shareholder to make an informed decision about a nominee is the fact of the nominee's employment by or affiliation with the nominating shareholder. Where such an affiliation is disclosed, the shareholders are made aware of the nominee's lack of independence. The


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additional disclosure of the AMOUNT of money the nominee makes in connection with that affiliation serves nothing but the idle curiosity of the voting shareholders.

          32. The Compensation Disclosure By-Law might make some sense with respect to nominees who purportedly are independent of the nominating shareholder, as the disclosure requirement would permit the Company to confirm the independence of the nominee. However, when such a disclosure requirement is applied to concededly affiliated nominees - as Defendants have done here - the requirement acts as a significant deterrent to making nominations of affiliated persons for election to the Board.

          33. In this case, Mr. Everett has no affiliation with the Group. He has confirmed that he receives no compensation from them, and fully answered all applicable questions raised in the Directors' and Officers' Questionnaire (the "Questionnaire").

          34. Mr. Saitowitz's affiliation with Springbok Onshore and Mr. Gage's affiliation with Lyrical are plainly disclosed in the Group's 13-D and/or the nomination documents, which provide more than sufficient information to permit MCG's shareholders to determine whether or not to vote for Mr. Saitowitz and/or Mr. Gage on the ground that they are not independent of the Group. Requiring Mr. Saitowitz or Mr. Gage to disclose how much they have been paid over each of the preceding three years by Springbok and Lyrical, respectively, for their services to those entities adds nothing of relevance to the pool of information already available to the Company's shareholders, and is nothing more than a mechanism to dissuade the Group from seeking to unseat the current directors.

                        DEFENDANTS HAVE IMPROPERLY BARRED
                  PLAINTIFFS FROM THE DIRECTOR ELECTION PROCESS

          35. On December 18, 2008, AFTER Defendants had voted to adopt the Amended By-Laws, Defendant Tunney, along with the Company's Chief Financial Officer, finally made


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themselves available to meet with Mr. Saitowitz and Cisco del Valle of the
Springbok Entities, Mr. Lester of Soundpost, and Mr. Keswin and Jeff Moses of Lyrical. However, the fact that Defendant Tunney did not meet with Mr. Saitowitz and the others until after the by-laws were amended in an attempt to effectively disenfranchise the Group, plainly reflects Defendants' order of priorities - Defendants' interests first, shareholders' interests a very distant second.

          36. Unable to engage Defendants in any meaningful discussion of strategic alternatives that might enhance shareholder value, and with the deadline for making director nominations about to expire, Mr. Saitowitz and Springbok Onshore gave notice to the Company on January 16, 2009 that they wished, individually and jointly, to nominate Messrs. Saitowitz, Gage and Everett for election to the Board at MCG's 2009 annual stockholders meeting (tentatively scheduled for May 2009) (the "Nomination Notices"). This notice included completed Questionnaires for each of the Plaintiff nominees, and fully and completely complied with the Company's by-laws as they existed before Defendants improperly re-wrote them for their own purposes, as well as with the Amended By-Laws, save for Mr. Saitowitz's and Mr. Gage's legitimate unwillingness to disclose publicly the details of their compensation arrangements.

          37. On January 21, 2009, Defendants, acting through Wachtell, rejected Mr. Saitowitz's and Springbok Onshore's nominations because they purportedly did not comply with the 1940 Act By-Law and the Compensation Disclosure By-Law (the "Ineligibility Notice"). For good measure, Defendants also contrived a number of other purported deficiencies in the Nomination Notices, such as objecting to Plaintiffs' qualification of certain information as being to their "best knowledge," and Plaintiffs' failure to indicate that an entity Mr. Everett once advised was not part of the Group, even though the members of the Group are clearly delineated


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in documents attached to the Nomination Notices and the Group's 13-D and 13-D/A
filings, and the entity at issue was not, and never had been, a member of the Group.

          38. Those purported deficiencies have no bearing on either Mr. Saitowitz's or Springbok Onshore's suitability to make nominations for the Board, or Messrs. Saitowitz's, Gage's or Everett's suitability to serve as directors of the Company. Nevertheless, on January 22, 2009, Mr. Saitowitz replied to the Ineligibility Notice and addressed each of the purported deficiencies raised by Defendants, eliminating any qualifications and making confirmations where required. With regard to the Group's purported noncompliance with the 1940 Act, Mr. Saitowitz reiterated that no individual entity within the Group owns in excess of 3% of MCG's common stock, and pointed out that he is an individual and therefore is not limited by the 3% ownership restriction in any event.

          39. Moreover, in an attempt to address any concerns Defendants may have had regarding Mr. Saitowitz's and Mr. Gage's compensation arrangements, and to permit the Company to evaluate the relevance of the information to shareholders, Mr. Saitowitz offered to disclose his and Mr. Gage's compensation arrangements to the Company, provided MCG executed a confidentiality and non-disclosure agreement. In this way, if Defendants, after reviewing the compensation information, believed there was a potential issue, they could have discussed the issue with Plaintiffs and potentially worked out a solution that addressed Defendants' concern, without unnecessarily disclosing private, confidential information.

          40. Defendants, however, had no interest in finding a solution that would permit Mr. Saitowitz and Springbok Onshore to exercise their right to make nominations for the Board. On January 23, 2009, Defendants effectively conceded the overwhelming majority of the purported deficiencies raised in the Ineligibility Notice had been resolved. Nevertheless,


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Defendants continued to assert incorrectly that Mr. Saitowitz and Springbok
Onshore were in violation of the 1940 Act. Moreover, Defendants flatly rejected Mr. Saitowitz's offer to provide his and Mr. Gage's compensation information on a confidential basis, and stated "the Company's intention to make such information public," presumably to have maximum deterrent value. Defendants' refusal to even look at Mr. Saitowitz's and Mr. Gage's compensation information to determine the purported relevance of the information makes clear that Defendants were not actually interested in seeing the information, but rather were merely attempting to use the Compensation Disclosure By-Law as a means of coercing the Group to discontinue their challenge of Defendants.

          41. However, there is no question that both Mr. Saitowitz and Springbok Onshore are in compliance with the 1940 Act. As to Mr. Saitowitz, the 1940 Act does not even apply to him because he is an INDIVIDUAL and therefore is not covered by the statute. There can be no question therefore that his individual nomination of himself, Mr. Gage and Mr. Everett is in compliance with the 1940 Act By-Law. As to Springbok Onshore, both a federal court AND THE SEC specifically have rejected Defendants' contention that the beneficial ownership of individual investment funds should be aggregated for purposes of the 1940 Act's 3% ownership limitation. SEE MEVC DRAPER FISHER JURVETSON FUND I, INC. V. MILLENNIUM PARTNERS, L.P., 260 F. Supp. 2d 616, 627-31 (S.D.N.Y. 2003) ("Congress in enacting the [1940 Act] was clearly cognizant of the myriad relationships investment companies might bear to one another, and chose to apply the 3% restriction of ss. 12(d)(1)(A)(i) only to companies that controlled each other, and not to companies under common control."); Mutual Series Fund, Inc., SEC No-Action Letter, 1995 WL 693304 (Nov. 7, 1995) ("By its terms, Section 12(d)(1)(A) does not require the investments of one registered investment company to be aggregated with the investments of any other registered


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


investment company, including another investment company in the same fund complex or advised by the same investment advisor or manager.")

          42. Moreover, there is no basis for denying either Mr. Saitowitz or Mr. Gage nomination to the Board simply because of their reasonable refusal to share their confidential compensation information with the world. Mr. Saitowitz's and Mr. Gage's respective affiliations with the Springbok Entities and Lyrical have been disclosed in numerous documents, which is more than sufficient to permit the Company's shareholders to make an informed decision about whether to elect Mr. Saitowitz or Mr. Gage to the Board.

          43. In a final effort to resolve this dispute amicably, on January 27, 2009, Mr. Saitowitz wrote a letter to Defendants requesting that they reconsider their position and permit Mr. Saitowitz and Springbok Onshore to make their director nominations. However, Defendants, after indicating that a response would be forthcoming by February 6, 2006, have refused even to respond to that request.

          44. At bottom, Defendants have determined to prevent Mr. Saitowitz and Springbok Onshore from nominating Messrs. Saitowitz, Gage and Everett for election to the Board because they are trying to protect their positions with the Company. There is no legitimate business reason, let alone a compelling business reason, for their conduct, and it is clear that Defendants have elected to put their own self interest ahead of the interests of the shareholders at whose pleasure they serve.

                COUNT I - DECLARATORY JUDGMENT (1940 ACT BY-LAW)
 (Individually as to Springbok Onshore, Mr. Saitowitz, Mr. Gage and Mr. Everett)

          45. Plaintiffs repeat and reallege paragraphs 1-43 of the Complaint as if fully set forth herein.


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


          46. The interests of the parties are adverse and the controversy is ripe for determination.

          47.  As adopted and applied, the 1940 Act By-Law is invalid.

          48. FIRST, Defendants' application of the 1940 Act By-Law to prevent Mr. Saitowitz from making director nominations is invalid and improper under Delaware law because the 1940 Act By-Law does not apply to Mr. Saitowitz, as he is not an investment company within the meaning of the statute. Therefore, Mr. Saitowitz cannot be barred from nominating himself and Messrs. Gage and Everett for election to the Board on the basis of the 1940 Act By-Law.

          49. SECOND, even if the 1940 Act By-Law were applicable to Mr. Saitowitz, Defendants have impermissibly applied the by-law to prohibit Mr. Saitowitz and Springbok Onshore from making director nominations because neither Mr. Saitowitz nor Springbok Onshore owns in excess of 3% of the Company's outstanding voting stock. They therefore are in full compliance with the 1940 Act.

          50. THIRD, the 1940 Act By-Law was enacted by Defendants in an effort to entrench themselves and prohibit the Group from nominating individuals for election to the Board. Accordingly, the 1940 Act Bylaw, which Defendants have applied to bar the nominations by Mr. Saitowitz and Springbok Onshore, is invalid.

          51. The 1940 Act By-Law is inequitable and unreasonable and its application should be enjoined permanently.

          52.  Plaintiffs have no adequate remedy at law.

        COUNT II - DECLARATORY JUDGMENT (COMPENSATION DISCLOSURE BY-LAW) (Individually as to Springbok Onshore, Mr. Saitowitz, Mr. Gage and Mr. Everett)

          53. Plaintiffs repeat and reallege paragraphs 1-52 of the Complaint as if fully set forth herein.


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


          54. The interests of the parties are adverse and the controversy is ripe for determination.

          55. As adopted and applied, the Compensation Disclosure By-Law is invalid.

          56. Defendants' adoption and application of the Compensation Disclosure By-Law is inequitable and unreasonable, and its application should be enjoined permanently.

          57. The Compensation Disclosure By-Law, as adopted and applied, imposes requirements that are unrelated to legitimate business interests of the Company and its stockholders in an attempt to prevent or otherwise chill the exercise of the rights of stockholders such as Mr. Saitowitz and Springbok Onshore to nominate individuals for election to the Company's Board.

          58.  Plaintiffs have no adequate remedy at law.

                             COUNT III - INJUNCTION
 (Individually as to Springbok Onshore, Mr. Saitowitz, Mr. Gage and Mr. Everett)

          59. Plaintiffs hereby repeat and reallege the allegations of Paragraphs 1-58 of the Complaint as if fully set forth herein.

          60. Application of the 1940 Act By-Law and the Compensation Disclosure By-Law to the nominations of Mr. Saitowitz and Springbok Onshore is inequitable and illegal, since the 1940 Act By-Law and the Compensation Disclosure By-Law are not justified by any compelling business justification, do not respond to any legally cognizable threat to corporate policy and effectiveness, and, as applied here are preclusive.

          61. In addition, even assuming ARGUENDO that the 1940 Act By-Law and the Compensation Disclosure By-Law were determined not to be inequitable in application in this instance, the Company's interpretation of the 1940 Act is clearly contrary to existing law, and the application of that interpretation to the 1940 Act By-Law and the Compensation Disclosure By-

Law demonstrates that those By-Laws were not adopted for any valid business purpose, but instead for the blatantly self-interested purpose of entrenchment.

          62. As applied to Plaintiffs in this case, the 1940 Act By-Law and the Compensation Disclosure By-Law are inequitable and Defendants should be enjoined from relying upon them to bar Plaintiffs from nominating and/or being nominated for election to the Board.

          63. The Company's prohibition of the nominations for the Board of Directors constitutes irreparable injury.

          64. Plaintiffs have no adequate remedy at law.

                      COUNT IV - BREACH OF FIDUCIARY DUTY
              (Derivatively by Springbok Onshore and Mr. Saitowitz)

          65. Mr. Saitowitz and Springbok Onshore repeat and reallege the allegations of Paragraphs 1-64 of the Complaint as if fully set forth herein.

          66. Mr. Saitowitz and Springbok Onshore bring this count derivatively in order to address the breach of fiduciary duty of each and every member of the Board of the Company and to vindicate all stockholders' rights to a full and fair opportunity to nominate directors.

          67. No demand on the Board was necessary because there is more than a reasonable doubt regarding the independence of the Board in connection with the action of the directors in adopting the 1940 Act By-Law and the Compensation Disclosure By-Law at a time when they knew that such by-laws would be used to preclude substantial stockholders from exercising their right to challenge the incumbency of the Board. Indeed, six of the ten director Defendants are interested in the validity of the Group's nominations. Three of the Defendants - Tunney, Merrick and Saville - are management insiders who may eventually be replaced in connection with Plaintiffs' proxy contest. Moreover, the terms of an additional three directors - Bucher, Ewing and O'Keefe - expire this year, and they likely will be running for re-election to the Board at the upcoming annual meeting of shareholders. Those directors stand to be removed from the Board if the Group's nominees are elected.

          68. The discriminatory features of the 1940 Act By-Law and the Compensation Disclosure By-Law, and the Company's interpretation of the 1940 Act By-Law, as well as the manner and timing in which those measures were asserted, demonstrate that Defendants have acted in a manner that attempts to preserve their position and perquisites as directors and officers. There is no legitimate basis for imposing the 1940 Act requirement or the Compensation Disclosure requirement on Mr. Saitowitz's and Springbok's director nominations.

          69. Adopting and purporting to apply the 1940 Act By-Law and the Compensation Disclosure By-Law at a time when the Board knew that the Group was likely to nominate individuals for election to the Board constituted a breach of the duty of loyalty of each and every member of the Board, since the challenged action was designed primarily to preserve the incumbency of Board members against a challenge from the Group and/or will have that effect if applied in the manner advocated by Defendants.

          70. All stockholders are currently suffering harm as a result of the 1940 Act By-Law and the Compensation Disclosure By-Law in that no stockholder other than those deemed to be in compliance with the 1940 Act By-Law may nominate candidates for election to the Board, and no nominee who declines to comply with the Compensation Disclosure By-Law may stand for election to the Board. If this Court were not to intervene to prevent the self-interested enforcement of these by-laws, all stockholders will be deprived of having the choice of electing Messrs. Saitowitz, Gage or Everett.


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


          71.  Plaintiffs have no adequate remedy at law.

          WHEREFORE, Plaintiffs demand that the Court enter its Orders, Judgments and Decrees:

          (a) declaring and decreeing that Defendants' application of the 1940 Act By-Law to Mr. Saitowitz is impermissible and invalid because 1940 Act does not apply to Mr. Saitowitz;

          (b) declaring and decreeing that Defendants application of the 1940 Act By-Law to Mr. Saitowitz and Springbok Onshore is impermissible and invalid because Mr. Saitowitz and Springbok Onshore are in compliance with the requirements of the 1940 Act By-Law;

          (c) declaring and decreeing that, as adopted and applied, the 1940 Act By-Law and the Compensation Disclosure By-Law are invalid;

          (d) preliminarily and permanently enjoining the application of the 1940 Act By-Law and the Compensation Disclosure By-Law to the nominations by Mr. Saitowitz or Springbok Onshore;

          (e) preliminarily and permanently enjoining the application of the Compensation By Law to the nominations of Messrs. Saitowitz, Gage and Everett;

          (f) preliminarily and permanently enjoining the application of the 1940 Act By-Law and the Compensation Disclosure By-Law to any attempt by Mr. Saitowitz or Springbok Onshore to nominate one or more individuals as candidates for director;

          (g) declaring and decreeing that each of Mr. Saitowitz, Mr. Gage, and Mr. Everett has been properly nominated in accordance with the by-laws of the Company and are therefore qualified to stand for election as directors of the Company at its 2009 annual shareholders' meeting;

          (h) declaring and decreeing that the action of the Board of Directors of the Company in adopting the 1940 Act By-Law and the Compensation Disclosure By-Law constituted a breach of fiduciary duty of such directors;

          (i) awarding Plaintiffs their costs and expenses incurred in bringing and prosecuting this action, including their attorneys' fees, based on, among other things, any corporate benefit conferred by this litigation; and

          (j) awarding such other and further relief as may be just and equitable in the circumstances.


                                            /s/ Daniel A. Dreisbach
                                            ------------------------------------
OF COUNSEL:                                 Gregory V. Varallo (#2242)
Michael E. Swartz                           Daniel A. Dreisbach (#2583)
Schulte Roth & Zabel LLP                    Meredith M. Stewart (#4960)
919 Third Avenue                            Richards, Layton & Finger, P.A.
New York, NY 10022                          One Rodney Square
                                            920 North King Street
                                            Wilmington, DE 19801
                                            Telephone: (302) 651-7700

Dated:  February 10, 2009                   ATTORNEYS FOR PLAINTIFFS





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